

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2024

Frank S. Renda
Chief Executive Officer
Southland Holdings, Inc.
1100 Kubota Drive
Grapevine, TX 76051

>   **Re: Southland Holdings, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed March 15, 2024**
>   **File No. 333-278008**

Dear Frank S. Renda:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: William R. Rohrlich, II